UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------
                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                               -------------------


                          APPLEWOOD'S RESTAURANTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                                     NEVADA
                 (STATE OR OTHER JURISDICTION OF INCORPORATION)


      033-07456-LA                                     88-0210214
(COMMISSION FILE NUMBER)                  (I.R.S. EMPLOYER IDENTIFICATION NO.)

                           1104 Sandpiper on El Paseo
                              Palm Desert, CA 92260
                               Tel: (760) 341-0347
                  (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT)


                            Robert Stewart, President
                           1104 Sandpiper on El Paseo
                              Palm Desert, CA 92260
                               Tel: (760) 341-0347
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
    AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF REGISTRANT)


                          COMMON STOCK, $.01 PAR VALUE
 (TITLE AND CLASS OF SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT)


                                 OCTOBER 7, 2004


             WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED
                             NOT TO SEND US A PROXY
                               -------------------

            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS
             REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

INTRODUCTION

         This notification ("Information Statement") is furnished by the Board of Directors (the "Board") of Applewood's Restaurants, Inc. (the "Company") pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, to inform the stockholders of the Company of a pending change in the majority of the members of the Board pursuant to a share exchange transaction (the "Share Exchange"). Under the Share Exchange, the Company will acquire 100% of the outstanding stock of Securac Inc., an Alberta corporation ("Securac"), in consideration for the issuance to the shareholders of Securac (the "Purchasers") of a number of shares of the Company's common stock equal to 90% of the Company's issued and outstanding stock after issuance, subject to the terms and conditions set forth in certain Share Exchange Agreements dated September 2, 2004 (the "Exchange Agreements") between the Company and the Purchasers. This Information Statement is being mailed on or about October 7, 2004 (the "Notice Date") to all holders of record of securities of the Company who would be entitled to vote at a meeting for election of directors ("Stockholders") of the Company as of such date.

         This Information Statement is required because under the terms of the Exchange Agreements, the Company's existing directors will resign and will be replaced by newly elected directors designated by Securac, effective upon consummation of the Exchange and satisfaction of the notice period required by
Section 14(f) of the Exchange Act. The change in directors has been made otherwise than at a meeting of security holders and the persons so designated to become directors will constitute all of the directors of the Company.

         Resignation of the existing directors and election of the new directors will be effective immediately upon consummation of the Share Exchange, provided that ten days have passed since the Company has filed this Information Statement with the SEC, and transmitted it to the Stockholders (the "Effective Date").


CHANGE OF CONTROL

         On August 26, 2004, Robert Stewart purchased 37,070,000 shares of the Company's common stock from three principal stockholders of the Company, representing all of the shares then owned by the principal stockholders. The purchased shares represented approximately 65% of the outstanding shares of common stock of the Company. Of the purchased shares, 4,020,000 shares were purchased by Mr. Stewart as nominee for three separate individuals, none of whom, according to Mr. Stewart, beneficially owns more than 5% of the outstanding shares of common stock of the Company. The total purchase price was $410,000, $210,000 of which was paid at closing, and the balance of which is payable in monthly installments of $70,000, $70,000 and $60,000, respectively, over the three month period following closing. Of the funds paid at closing, $53,000 was provided by Mr. Stewart out of his personal funds, $67,000 was provided by the other individuals on whose behalf Mr. Stewart is holding their shares as nominee without economic interest therein, and $90,000 was provided as a non-interest bearing loan from Securac. The loan is evidenced by a promissory note that is payable on demand but not before December 20, 2004 and is secured by a pledge of 26,220,000 of the shares purchased.

         As part of the transaction, Mr. Stewart agreed to cause the Company to enter into a consulting agreement with two of the sellers pursuant to which they would receive an additional 500,000 shares of common stock of the Company (giving effect to the reverse split described below).

         In connection with the Share Exchange, the Company will issue 40,756,285 shares of common stock to the shareholders of Securac in exchange for all of the outstanding shares of Securac. As a result, immediately after consummation of the Share Exchange, the former Securac shareholders will own approximately 90% of the outstanding shares of the Company (based on the presently outstanding number of shares, adjusted to reflect the issuance of shares to the Securac shareholders and the issuance of the 500,000 shares referred to above). The foregoing share amounts have been adjusted to reflect a 1:15 reverse stock split the Company has undertaken to effect prior to consummation of the Share Exchange. Following consummation of the Share Exchange, it is not anticipated that any of the former Securac shareholders will beneficially own in excess of 10% of the Company's then outstanding common stock other than Plantagenet Holdings Ltd., Bayeux Holdings Ltd., and Swansea Holdings Ltd., companies in which three of the director appointees have a pecuniary interest.


VOTING SECURITIES

         At the close of business on the Notice Date, 57,310,000 shares of our Common Stock were outstanding. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of stockholders, including election of directors.

BENEFICIAL OWNERSHIP OF COMMON STOCK

         The following table sets forth certain information, as of the Notice Date, with respect to persons known to the Company to be the beneficial owners, directly and indirectly, of more than five percent (5%) of the Company's Common Stock and beneficial ownership of such Common Stock by directors and executive officers of the Company.

NAME OF BENEFICIAL OWNER                        AMOUNT AND NATURE OF BENEFICIAL            PERCENT OF CLASS
                                                OWNERSHIP(1)
Marie Reich(2)                                  0                                          0

Frank Reich(2)                                  0                                          0

John Reich(2)                                   250,000                                    *

Robert Stewart(2)                               37,070,000                                 64.7%

Terry Allen(3)                                  0                                          0
Paul Hookham(3)                                 0                                          0
Bryce Mitchell(3)                               0                                          0
Kenneth Denich, Ph.D(3)                         0                                          0
All directors and executive officers as a       37,320,000                                 65.1%
group

-----------
*        Less than one percent.

(1) As required by regulations of the SEC, the number of shares in the table includes shares which can be purchased within 60 days, or, shares with respect to which a person may obtain voting power or investment power within 60 days. Also required by such regulations, each percentage reported in the table for these individuals is calculated as though shares that can be purchased within 60 days have been purchased by the respective person or group and are outstanding.

(2) Each of these persons will resign from their position as director and/or officer of the Company on the Effective Date.

(3) Each of these persons will become a director and/or executive officer of the Company on the Effective Date. Does not include shares of the Company that will be issued to these persons in exchange for their Securac shares upon consummation of the Share Exchange.


DIRECTORS, DIRECTOR APPOINTMENTS AND EXECUTIVE OFFICERS

         Set forth below is information regarding new directors to be appointed upon the Effective Date, as well as existing directors and executive officers.

New Director Appointments

         Terry Allen has served as chief executive officer of Securac since March 2002. He served as vice president-sales for Knowledge Impact from September 2001 to February 2002. Prior thereto he served as executive vice president-sales for Compusoft (Canada) Inc., a company traded on the TSX Venture Exchange. Mr. Allen will become Chief Executive Officer and a director of the Company on the Effective Date.

         Paul Hookham has served as chief financial officer of Securac since March 2002. Prior to joining Securac and since April 2001, Mr. Hookham served as chief financial officer of New Era Nutrition Inc. From May 2000 to March 2001, he served as chief financial officer of Compusoft (Canada) Inc. Mr. Hookham will become Chief Financial Officer and a director of the Company on the Effective Date.

         Bryce Mitchell has served as executive vice president-sales of Securac since March 2002. Prior to joining Securac and since January 2000, he served as director of sales for Knowledge Impact. Mr. Mitchell will become Executive Vice President-Sales and a director of the Company on the Effective Date.

         Dr. Ken Denich is currently director of business development of MannKind Corporation since April 2002. From November 2000 to March 2002, Dr. Denich was Vice President, Research and Development for Cytovax Biotechnologies Inc., a company traded on the TSX Exchange. Dr. Denich will become a director of the board of the Company on the Effective Date.

Existing Directors and Executive Officers

         Each of the following persons will resign as a director/officer of the Company on the Effective Date.

         Frank Reich served as Chairman of the Board and President of the Company since its incorporation in June, 1985. He resigned as President on August 26, 2004. From 1976 through 1983, Mr. Reich was one of the owners of Bal Harbor Manufacturing, a furniture manufacturing company located in California. From 1983 to 1991 when he retired, Mr. Reich devoted his time to the development of the Company's restaurant concept.

         John R. Reich, Frank Reich's brother, has been a director of the Company since its incorporation. From September of 1977 through April of 1983, Mr. Reich was the manager of Kitchen Land Inc., a Nevada corporation which specializes in the sale of cabinets, counter tops and appliances to the home building industry. In April of 1983, Mr. Reich purchased the business and became President of Kitchen Land Inc. and serves in that capacity at the present time.

         Marie A. Reich served as Vice President and a director of the Company since its organization. She resigned as an officer on August 26, 2004. Ms. Reich served as a staff accountant for the firm of McGladrey, Hendrickson & Pullen in Anaheim, California from 1981 until July of 1985. From July, 1985 to 1998, she was the Chief Financial Officer and Executive Vice-President for Citizens Thrift and Loan (later named First Plus Bank) in Irvine, California. From 1998 to 2000, Ms. Reich was Controller for Ditech.com and thereafter until May 2001 Ms. Reich acted as VIP of Insurance and Controller for Hughes Aircraft Employees Federal Credit Union. Ms. Reich is presently self employed as a consultant.

         Robert Stewart has served as President, Secretary and Treasurer of the Company since August 26, 2004. From July 2001 to March 2004, he served as president of Cardiff Resources, Inc., an oil drilling and exploration company then traded on the TSX Venture Exchange. In March 2004, Cardiff merged with and changed its name to Hy-Drive Technologies, Ltd., a hydrogen fuel technology company, and Mr. Stewart continues to serve as a director of that company. Prior to joining Cardiff, Mr. Stewart served for about five years as vice president and a director of Commonwealth Energy Corp., an oil exploration company also traded at that time on the TSX Venture Exchange. Mr. Stewart currently serves as a director of two other companies traded on the TSX Venture Exchange.



CORPORATE GOVERNANCE

The Board

         During 2003, the Company's Board consisted of three directors, Frank Reich, Marie Reich and John Reich.

Meetings of the Board

         During 2003, the Board held one meeting. No director attended less than 75% of the aggregate number of board meetings held during the year.

Committees of the Board

         The Board has not established any committees. The Board's determination not to establish committees is based on the limited size and scope of our historical activities. Each of the existing directors would consider director nominees.

Policy Regarding Director Attendance At Annual Meetings

         The Company does not have a formal policy regarding the Board attendance at annual meetings. The Company did not hold an annual meeting for the 2003 year.

Stockholder Communications With the Board

         The Board currently does not have a formal process for stockholders to send communications to the Board. Nevertheless, the Board desires that the views of stockholders are heard by the Board and that appropriate responses are provided to stockholders on a timely basis. The Board does not recommend that formal communication procedures be adopted at this time because it believes that informal communications are sufficient to communicate questions, comments and observations that could be useful to the Board. We anticipate that the new Board will review the process by which stockholders communicate with the Board and will adopt such policies as it deems appropriate under the circumstances.

EXECUTIVE COMPENSATION

No officer has received any form of compensation from the Company for services since 1988. No retirement, pension, profit sharing, stock option or insurance plans or programs or other similar plans or programs have been adopted by the Company for the benefit of its employees, except for the 2004 Incentive Equity Plan of the Company which is scheduled to become effective upon consummation of the Share Exchange.


STOCK OPTIONS

         We did not grant stock options in fiscal years 2001, 2002 or 2003 to any director or executive officer.


SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. In 2003, officers, directors and greater-than-10% stockholders were required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they filed. Based solely on the Company's review of copies of the reports filed with the SEC in 2003, the Company believes that its current officers and directors are in compliance with Section 16(a) for that year.


CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Employment Agreements

         The Company does not currently have any employment agreements with any of its executive officers. The Company does, however, intend to enter into employment agreements with its executive officers following the Share Exchange.

Consulting Agreements

         In connection with the acquisition by Mr. Stewart of his controlling share interest in the Company, Mr. Stewart agreed to cause the Company to enter into a consulting agreement with Mr. Frank Reich and Mr. Eugene David Geller, a former principal stockholder, pursuant to which the Company would issue an aggregate of 500,000 (post 1:15 reverse split) shares to such individuals in consideration for consulting services to be agreed upon.

LEGAL PROCEEDINGS

      No director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in reference to pending litigation.

                                     *******

                THIS INFORMATION STATEMENT IS PROVIDED TO YOU FOR
           INFORMATION PURPOSES ONLY. NO ACTION ON YOUR PART IS SOUGHT
                                  OR REQUIRED.

                                     *******

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


 APPLEWOOD'S RESTAURANTS, INC.

 By:  /S/ Robert Stewart
       ------------------------------------------
      Robert Stewart, President
      Date: October 7, 2004